Bigfoot Project Investments, Inc.

570 El Camino Real NR-150

Redwood City, CA 94063

December 25, 2014

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Registration Statement on Form S-1

Filed December 11, 2014

File No. 333-186706

Dear Loan Lauren P. Nguyen:

We are in receipt of the response dated December 23, 2014 and are responding to each item in turn.

Prospectus Cover Page

1.

We note your disclosure that “maximum offering expenses” are expected to be $3,000. Please reconcile with your disclosure on page 7 which states that offering expenses are expected to be approximately $27,209.

Reconciled

Risk Factors, page 8

2.

We note that you have an outstanding promissory note of $484,029 due January 31, 2015. The promissory note also appears to be held by a related party. Please revise to include a risk factor discussing this promissory note and any associated risks Please also file a copy of this promissory note as a material contract.

Revised

Business, page 18

3.

We note your response to our prior comment 15 and reissue in part. Please file a copy of the license agreement/distribution agreement with The Bosko Group as a material contract.

Agreement added

Current Proposed Bigfoot 3D Project Plan, page 22

4.

We note your disclosure in the second paragraph that management “believes this investment is a no risk break even return.” Given the risk factors contained on pages 8-14, please provide a basis for such statement or remove such disclosure here and similar disclosure on page 31.

Statements removed

Our Plan with The Bosko Group Projected Revenue Streams, page 24

5.

We note that you have generated limited revenues and net losses to date. Please provide a reasonable basis for the revenue projections from The Bosko Group or remove such disclosures here. Please also revise comparable disclosure from the Management’s Discussion and Analysis or Plan of Operation section on pages 31-37 accordingly.

Removed

Management’s Discussion and Analysis or Plan of Operation, page 31

Plan of Operations, page 31

6.

Please revise to include a detailed plan of operations for the next 12 months. In particular, please discuss your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan. We note that the Use of Proceeds section on page 14 details different funding scenarios. If alternate plan will be pursued at different funding levels (10%, 50%, 75% and 100%), please revise to clarify the differences in each plan of operations.

Revised

Liquidity and Capital Resources, page 38

7.

Please refer to the second paragraph. We note your disclosure that you “will not be using any of the proceeds of the offering to repay money advanced to [you] by any of [your] officers and directors.” Please reconcile such statement with the following sentence which states that you “received a loan of $9,000 from Greta Goth a shareholder and director…it is to be repaid upon the company raising funds in an offering.

Revised

Note 1: Summary of Significant Accounting Policies, page F-8

Revenue Recognition

8.

Your revision in response to our prior comment 29 to your revenue policy refers to commissions from resale of tickets for concerts, sporting and other entertainment events. These sources of revenue do not apply to your business. Please revise.

Revised

Exhibits, page II-2

9.

Please file a copy of the asset transfer agreement with Searching for Bigfoot, Inc. Refer to Item 601(b)(2) of Regulations S-K.

Included with this submission

Signatures, page II-4

10.

Please revise the second half of your signature page to include the signature of your controller or principal accounting officer and at least a majority of your board of directors. To the extent that someone is signing in more than one capacity, indicate each capacity in which such person is signing. Refer to Instruction 1 to Signatures on Form S-1. With respect to director signatures, we note that you appear to have seven directors and only three have signed.

Revised

Exhibit 5.1

11.

Please have counsel revise its opinion to remove references related to selling shareholders. In this regard, we note that the registration statement no longer registers on offering by any selling shareholders.

Revised

Very truly yours,

/s/ Richard L. Fletcher

Richard Fletcher

President

Bigfoot Project Investments, Inc.